Exhibit 99.3

August 9, 2022

Consent of McCarthy Tétrault LLP

We hereby consent to the use of our name on the cover page and under the headings “Documents Filed as Part of the U.S. Registration Statement” and “Legal Matters”, and to the reference to our name and use of our opinion under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the prospectus supplement dated August 8, 2022 relating to the offering by Medicenna Therapeutics Corp. of units of Medicenna Therapeutics Corp., which forms part of the Registration Statement on Form F-10 (File No. 333-238905).

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

/s/ McCarthy Tétrault LLP